

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2014

Via E-mail
Anne Lee Benedict, Esq.
Chief Legal Officer
Summit Materials, Inc.
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

> **Re: Summit Materials, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 18, 2014**
> **File No. 333-201058**

Dear Ms. Benedict:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Structure, page 9; Organizational Structure, page 41

1.   Where you discuss the voting rights that the Class B common stock will entitle its holders to, we note that you distinguish Summit Owner Holdco from "each other holder" of Class B common stock; however, you also state that Summit Owner Holdco will initially hold all of your shares of Class B common stock. Please clarify who the "other holders" of Class B common stock are and how they would come to also own the LP Units that would give rise to their voting rights with respect to the Class B common stock. For example, would these other holders be additional limited partners that might be admitted into Summit Holdings in the future? Would admission to the Summit Holdings partnership also entitle new limited partners to shares of your Class B common stock? If so, please clarify these details, and also include a footnote to your diagram on pages 10 and 44 explaining the relationship of the "other holders" to the company and Summit Holdings.

2.   In footnote (2) to the diagram that appears on pages 10 and 44, you state that Continental Cement will become a wholly-owned subsidiary of Summit Holdings; however, you also state that Materials will acquire approximately 28.6 million Class B Units of Continental Cement in exchange for shares of Class A common stock (representing pro forma ownership of 1.469496% of the outstanding LP Units of Summit Holdings) it issues to Summit Owner Holdco. Please reconcile.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64
Results of Operations, page 71

3.   As previously requested in comment 2 in our letter dated December 3, 2014, please quantify the impact changes in volume and pricing had on the changes in revenue for each period presented at the consolidated level and the segment level. Specifically, please disclose the amount of the $63.5 million organic growth in interim period revenue that relates to changes in volume versus the changes in pricing. While we note that you provide a table that demonstrates the percentages by which volumes changed and pricing changes, it does not disclose the impact of those changes to your revenues, as required by Item 303(a)(3(iii) of Regulation S-K.

Index to Financial Statements, page F-1
Audited Consolidated Financial Statements of Summit Materials Holdings L.P.
 (19) Employee Long Term Incentive Plan, page F-32

4.   We note your response to comment 4 in our letter dated December 3, 2014. Please tell us the fair value of total equity used in the Monte Carlo simulation at each grant date. Please also tell us the total number of equity instruments outstanding, including unvested interests, by type at each grant date. Please ensure your response helps us understand the allocation of the fair value of total equity to each outstanding equity interest at each grant date.

Exhibit 23.3

5.   Please request Deloitte & Touche LLP to include the city and state on the consent.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser, Staff Accountant at (202) 551-3737 or Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Edgar J. Lewandowski (*via e-mail*)
        Simpson Thacher & Bartlett LLP